

MS&P CPA's & Advisors

Michael A. Pivoz
Mark L. Smith
Jeffry A. Campeau
Peijin Wu Hoppe
Jason L. Pivoz
Robert E. Mellen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
CIG Securities, Inc.
Southfield, Michigan

Opinion on the Financial Statement

We have audited the accompanying balance sheet of CIG Securities, Inc. as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CIG Securities, Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CIG Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Mellen, Smith & Pivoz

We have served as CIG Securities, Inc.'s auditor since 2016.

Bingham Farms, Michigan

February 28, 2019

Mellen, Smith & Pivoz, PLC • Certified Public Accountants
30800 Telegraph Rd. • Suite 2800 • Bingham Farms, MI 48025 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com